UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky T itle: Investor Relations Officer

2Q04

Consolidated Information and Results

Second Quarter 2004

(Unaudited)

Rio de Janeiro, July 29, 2004.

TNL Participações Outstanding Shares (Mn): 385,646 TNLP3: R$ 33.39 TNLP4: R$ 39.20 TNE: US$ 12.73/ADR (06/30/2004)	Telemar Norte Leste Outstanding Shares (Mn): 241,312 TMAR3 ON: R$ 43.00 TMAR5 PNA: R$ 53.20 TMAR6 PNB: R$ 42.00 (06/30/2004)	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.telemar.com.br/ir

Contents

1.	Highlights of the Quarter
2.	Operating Performance Review
2.1	Customer Base
2.1.1	Wireline and Broadband Services
2.1.2	Wireless Services
2.1.3	Contact Center Services
3.	Consolidated Results
3.1	Revenues
3.1.1	Wireline Services
3.1.2	Wireless Services
3.1.3	Contact Center Services
3.1.4	Revenue Breakdown
3.2	Operating Costs and Expenses
3.3	EBITDA
3.4	Financial Results
3.5	Net Income
4.	Debt
5.	Capital Expenditures
6.	Cash Flow
7	Main Events of the Quarter
8	Outlook - Updated
9	Income Statements
10	Balance Sheets
11	Main Loans
12	Scheduled Events

1. Highlights of the Quarter

Our customer base increased by 823,000 clients in 2Q04, to reach 20.6 million subscribers by the end of the quarter, being:

Wireline: 15.2 million lines in service (+0.5% qoq)

Wireless: 5.1 million subscribers (+15.5% qoq)

ADSL: 345,000 subscribers (+21.5% qoq)

Net revenues amounted to R$ 3,798 million, increasing by 3.0% and 13.6% over 1Q04 and 2Q03, respectively. For the quarter, wireline ARPU stood at R$ 75, and wireless ARPU reached R$ 24.

ConsolidatedEBITDAwas R$ 1,545 million, down 8.1% from 1Q04, and up 3.7% from 2Q03.Consolidated margin stood at 40.7% (45.6% for 1Q04).

Net financial expenses totaled R$ 458 million for the quarter (+11.4% from 1Q04).

Net income for the quarter amounted to R$ 78 million, or R$ 0.20 per thousand shares (US$ 0.07 per ADR), compared to a net loss of R$ 165 million for 2Q03.

Capital expenditures (Capex) totaled R$ 337 million, equal to 8.9% of net revenues, and amounting to R$534 million in 2004.

Free cash flow after capex amounted to R$ 1,538 million (2Q03 - R$ 942 million), amounting R$ 2,247 million for the first half of 2004, compared to R$1,064 million for the first half of 2003.

At the end of June/04, net debt totaled R$ 7,355 million, down 12.3% and 22.7% from Mar/04 and Jun/03, respectively.

At the end of June 2004, six bundled products, from wireline, wireless and broadband, had already been offered to Telemar customers.

2. Operating Performance Review

2.1 Customer Base

At the end of the quarter Telemar had 20.6 million customers, with 15.2 million in fixed line, 5.1 million in mobile, and 345,000 in broadband services. In relation to Jun/03, the increase amounted to 3.4 million customers (+19.8%).

Chart 1- Customer Base (million)

2.1.1 Wireline and Broadband Services

The wireline installed plant remained virtually unaltered from the previous quarter, consisting of 17.3 million lines, of which 15.2 million was the quarter average for lines in services (+0.5% in the quarter), including 662,000 public phones. The utilization rate was 87.8% in June/04.

During 2Q04, 793,000 lines were activated and 717,000 disconnected, with net additions of 76,000 lines. The wireline plant in service grew by 2.0% over the same period of last year. The digitalization rate of the network was 99%.

Chart 2- Lines in Service - (thousand)

ADSL (Velox) activations maintained the strong growth seen in recent quarters, reaching 345,000 subscribers at the end of 2Q04 (+21.5% from Mar/04), with 60,000 new customers being acquired during the quarter.

Our ADSL customer base already accounts for 2.3% of total fixed lines in service, compared to 1.9% in Mar/04 and 0.6% in Jun/03.

Chart 3 - ADSL Subscribers - (thousand)

2.1.2 Wireless Services

At the end of 2Q04, Oi had 5.1 million customers, with a market share in excess of 21% in its region. This corresponds to a 15.5% growth on the previous quarter and 127.8% on 2Q03.

During 2Q04, additions amounted to 979,000 users, while disconnections totaled 294,000, i.e. a net expansion of 685,000 new customers. Oi, in fact, accounted for approximately 35% of net additions in its region.

The 294,000 disconnections represented a churn rate of 6.2% for the period (3.6% in the 1Q04), being around 122,000 as a result of prepaid subscribers which did not comply with the registration process required by the Federal Government.

Chart 4 - Oi Subscribers Churn Rate

Oi's customer mix at the end of the period consisted of 85.3% and 14.7% of customers under prepaid and postpaid plans, respectively. The average customer base for the quarter was 4.8 million customers (1Q04 - 4.2 million).

Chart 5 - Oi's Subscribers and Market Share (Region I)

2.1.3 Contact Center Services

At the end of the quarter, Contax had 14,887 attendant positions, growing by 18.7% compared to 1Q04 and 67.6% compared to 2Q03.

In April/04, Contax and Orbitall - the main credit card processing company in the country - signed the largest agreement to date in Brazil's call center market. Under this agreement, Contax will be responsible for managing Orbital's contact center operations, while Orbitall will be in charge of strategy, products and systems for the credit card market.

Pursuant to that agreement, in April/04 Contax took over the management of Orbitall's contact centers, comprising 1,853 attendant positions serving large companies, such as Credicard, Citibank, Itaú, Caixa Econômica Federal, Banespa, and Sodexho.

3. Consolidated Results

3.1 Revenues

In 2Q04, consolidated gross revenues totaled R$ 5,316 million, growing by R$ 171 million (3.3%) on 1Q04, as a result of the increase in wireless (R$ 121 million), call center (R$ 38 million) and ADSL (R$ 17 million) revenues.

Compared to 2Q03, the increase amounted to R$ 746 million (16,3%), driven by the growth in wireline (R$ 497 million - local, long-distance and data services) and wireless revenues (R$ 201 million).

Consolidated net revenues reached R$ 3,798 million, growing by 3.0% and 13.6% on 1Q04 and 2Q03, respectively. Net revenues for the first half of the year totaled R$ 7,487 million, up 14.1% from 1H03.

The main changes in gross revenues per individual services are stated below:

Table 1
Gross Revenue R$ Mn	2Q03	1Q04	2Q04	Change %		1H03%		1H04%		Chg. %
				QoQ	YoY
Wireline	4,256	4,742	4,753	0%	12%	8,470	100%	9,495	100%	12%
Local (ex - VC1)	1,872	2,093	2,089	0%	12%	3,753	44%	4,182	44%	11%
Local Fixed-to-Mobile (VC1)	746	675	692	3%	-7%	1,456	17%	1,367	14%	-6%
Long Distance (ex - VC2/3)	519	704	721	2%	39%	1,033	12%	1,425	15%	38%
LD Fixed-to-Mobile (VC2/3)	162	181	168	-7%	4%	314	4%	349	4%	11%
Network Usage	317	297	282	-5%	-11%	647	8%	579	6%	-10%
Data	289	364	373	2%	29%	560	7%	737	8%	32%
Public Phones	194	239	235	-2%	21%	390	5%	474	5%	21%
Additional Services	97	117	121	3%	25%	191	2%	238	3%	25%
Other	61	72	72	0%	18%	127	1%	144	2%	13%

Wireless	292	372	493	33%	69%	511	100%	865	100%	69%
Services	174	277	316	14%	82%	311	61%	593	68%	91%
Subscription	43	73	81	11%	91%	75	15%	154	18%	106%
Outgoing Calls	58	113	129	14%	121%	110	22%	242	28%	120%
Domestic/Inter. Roaming	13	28	23	-19%	79%	25	5%	51	6%	104%
Network Usage	52	46	56	22%	7%	87	17%	101	12%	16%
Other SMP Services	8	17	27	57%	245%	14	3%	44	5%	223%
Handset Sales	118	95	178	86%	50%	200	39%	273	32%	36%

Total Gross Revenue	4,570	5,145	5,316	3%	16%	9,023	100%	10,460	100%	16%
Wireline	4,256	4,742	4,753	0%	12%	8,470	94%	9,495	91%	12%
Wireless	292	372	493	33%	69%	511	6%	865	8%	69%
Contact Center	22	31	69	124%	221%	42	0%	100	1%	139%

Consolidated Net Revenue	3,343	3,689	3,798	3,0%	14%	6,561	-	7,487	-	14%

3.1.1 Wireline Services

Gross revenues from wireline services in the quarter rose 0.2% and 11.7% over the previous quarter and the same period of last year, respectively.

Local ex-VC1 (monthly subscription, pulse, installation fee): gross revenues from local services decreased 0.2% from 1Q04, due to lower pulse-based revenues. Compared to 2Q03, local revenues grew 11.6%.

=> Revenues from Monthly subscriptions amounted to R$ 1,417 million in 2Q04, virtually unaltered from the previous quarter (R$ 1,415 million) on account of a stable average plant in service during the period.

=> Pulse-based revenues reached R$ 628 million for the quarter, down 1.1% from 1Q04. Compared to the same period of last year, these revenues increased by 5.4%. Pulse-based revenues are being impacted by the increased ADSL (Velox) plant, whereby traffic measured is replaced by a flat tariff charged to heavy internet users, in addition to the increasing migration to wireless services and the continued weak Brazilian economy.

Local fixed-to-mobile Call (VC1): revenues increased by 2.5% compared to 1Q04. The tariff adjustment authorized in Feb/04 (7.0% on average) was partially offset by the 4.1% decrease in traffic during the quarter. Compared to 2Q03, the 7.2% decline in revenues arose from the traffic decrease (13.7%), chiefly as a result of the migration of fixed-to-mobile calls to mobile-to-mobile calls due to tariff differences and blocked lines for this calls (4.2 million).

Long-distance (intra and inter-regional, international and VC2/VC3): revenues amounted to R$ 890 million for the quarter (0.6% and 30.7% from 1Q04 and 2Q03, respectively).

The lower revenue growth in 2Q04 compared to the previous quarter was driven by factors such as the non-recurring revenues from fixed-to-mobile calls (VC2/VC3) obtained with a TV show during 1Q04 (R$14 million), and one-time settlements with wireless companies (Claro and TIM), in 1Q04, relating to SMP calls from prior periods (R$15 million). During 2Q04, Telemar's market share continued to increase in all segments, most notably the inter-regional segment. Revenues from mobile phone originated calls (SMP) grew R$ 19 million in the quarter, totaling R$ 109 million.

Compared to 2Q03, the 30.7% increase in long distance revenues (R$ 209 million) was mainly due to market share gains, in particular the increased number of SMP calls using the 31 code, up R$ 88 million during the period.

Remuneration for network usage: revenues decreased 4.7% (R$ 14 million) from the previous quarter due to provisions relating to claims by other operators, for the approximate amount of R$ 20 million.

These revenues dropped by 10.8% compared to 2Q03, chiefly on account of our increased market share in long-distance services, as well as new points of presence from other telecommunications companies in Region I.

Data transmission services: revenues increased by 2.5% (R$ 9 million) over 1Q04. Such performance is a result of increased sales of Velox (ADSL) services, up R$ 17 million, as well as switching packages and frame relay services, partly offset by lower revenues from dedicated line rentals, basically due to the canceling of revenues from contract revaluations (R$ 11 million).

Compared to 2Q03, revenues from data services maintained a robust 29.2% rate of growth (R$ 84 million), driven by the increase in sales of Velox (R$ 62 million).

Public telephones: revenues were down 1.9% from 1Q04, due to the decline in phone card sales compared to the previous quarter. Such sales are tipically boosted in 1Q04 by summer vacations and tourism in our region.

When compared to 2Q03, the 20.7% increase is mainly attributable to the 14% adjustment in price of phone card units (at the end of Jun/03) and the 8% increase of credits sold during the period.

3.1.2 Wireless Services

Gross revenues from wireless services amounted to R$ 493 million, growing by 32.6% (R$ 121 million) compared to 1Q04, mainly due to the increased handset sales during the quarter (driven by Mothers' and Valentine's Days promotions), leading to a R$ 82 million growth in revenues. Revenues from services rose by R$ 39 million (14.1%) on 1Q04, in line with the increase of the average customers base.

Revenues from mobile data services amounted to R$ 23 million, representing 5.2% of Oi total service revenues.

Consolidated revenues from remuneration for the use of the wireless network, totaling R$ 56 million - after elimination of R$123 million relating to TMAR - increased 21.9% over 1Q04.

When compared to 2Q03, the growth in consolidated service revenues was 81.7%, while the average customer base increased by 140.1%. The different growth reflects a change in the criteria for measuring the remuneration for the use of networks between mobile operators ("bill & keep") and the average customer mix increase (prepaid 158.1% and postpaid 72.1%).

In 2Q04, the average revenue per user (ARPU) was R$ 23.90, in line with the previous quarter (R$ 23.80).

Net revenues from the resale of 773,000 handsets amounted to R$ 133 million (87.3% over 1Q04 in terms of revenues and 81.5% in terms of handsets sold).

3.1.3 Contact Center Services

In 2Q04, Contax gross revenues amounted to R$ 177 million, up 30.5% and 75.2% from 1Q04 and 2Q03, respectively. The main driver was the acquisition of new customers, with a R$ 38 million contribution to revenues for 2Q04.

3.1.4 Revenue Breakdown

The chart below depicts changes in the breakdown of consolidated gross revenues for 2Q04 compared to the same period of last year. Once again, increases were seen in the share of wireless services (from 6% in 2Q03 to 9% in 2Q04), long-distance services (from 15% in 2Q03 to 17%), and data (from 6% in 2Q03 to 7%), to the detriment of local wireline services, including VC1 (from 57% in 2Q03 to 52%) and network usage (from 7% in 2Q03 to 5%).

Chart 6 - Breakdown of Gross Revenues

 F-M - Fixed to Mobile calls (VC1).

Fixed Line: Includes installation, Subscription and traffic (pulses).

3.2 Operating Costs and Expenses

Operating costs and expenses (ex-depreciation and amortization) for the quarter were up 12.2% (R$ 245 million) from 1Q04, primarily due to the increase in costs for handsets (R$ 102 million) and third-party services (R$ 75 million), as well as higher provisions for contingencies (R$ 70 million), and the increase in interconnection and personnel costs (R$ 50 million) was partly offset by a reduction in the provisions for doubtful accounts (R$ 46 million) in the quarter. The increase in operating costs and expenses on 2Q03 was 21.6%.

Table 2
Operating Costs and Expenses - R$ million
Item	2Q03	1Q04	2Q04	Change %		2H03%		1H04%
				QoQ	YoY
Interconnection	621	598	623	4%	0%	1.275	36%	1.221	29%
Personnel	219	246	271	11%	24%	423	12%	517	12%
Materials	43	60	68	14%	59%	82	2%	128	3%
Handset Costs/Other (COGS)	151	120	222	85%	47%	238	7%	343	8%
Third Party Services	493	521	596	14%	21%	960	27%	1.117	26%
Marketing	47	62	62	0%	32%	69	2%	125	3%
Rent and Insurance	108	125	138	11%	27%	223	6%	263	6%
Provision for Doubtful Accounts	152	181	135	-25%	-11%	294	8%	316	7%
Other Oper. Exp. (Rev), Net	19	96	137	43%	617%	22	1%	234	5%
TOTAL	1,854	2,009	2,254	12%	22%	3,587	100%	4,262	100%

Interconnection costs increased by 4.3% (R$ 25 million), chiefly due to the average 7.2% rate adjustment for mobile interconnection (VU-M) in Feb/04, up R$18 million, and the increased volume of long-distance calls originated on mobile phones using our selection code. Interconnection costs accounted for 27.6% of our total operating cost and expenses in 2Q04 (1Q04 - 29.8%; 2Q03 - 33.5%).

Personnel expenses increased 10.5% (R$ 25 million) quarter-over-quarter, mainly due to new contracts signed by Contax which led to the addition of nearly 4,000 employees, in the quarter,- despite advanced payments of R$ 5 million in the period (non recurring) - with an impact on the consolidated payroll of R$ 24 million.

When compared to 2Q03, the 23.7% growth in expenses (R$ 52 million) also reflects the expansion of Contax operations, whose staff increased 52.7%. It should be pointed out that over the past 12 months the number of employees in the wireline business (TMAR/TNL) decreased by 1,270, while 268 new employees were hired by the mobile business.

Table 3
Employees	Jun/03	Sep/03	Dec/03	Mar/04	Jun/04
TMAR/TNL	9,285	9,116	8,668	7,98	8,015
Oi	933	970	990	1,17	1,201
Contax	20,899	25,897	28,032	28,072	31,916
Total	31,117	35,983	37,69	37,222	41,132

Handset costs and Other (COGS) increased by 85.0% compared to 1Q04, mainly due to the 81.5% expansion in the volume of handset sales during the period.

Compared to the same period of last year, the increase was 47.0%, also as a result of the growth in handset sales (50.6%).

Third-party services increased by 14.4% quarter-over-quarter (R$ 75 million), mostly on account of higher costs for maintenance and improved plant quality (R$ 26 million), mainly the external network (R$ 8 million) and the internal network (R$ 3 million), and data/ADSL networks (R$8 million). Additional drivers of the increase in these costs were higher sales commissions (essentially Oi and Velox, R$ 24 million), consulting and legal counsel expenses (R$ 10 million), as well as higher postage expenses (R$ 4 million).

Compared to 2Q03, the increase was 20.9% (R$ 103 million), mainly attributable to plant maintenance costs (R$ 38 million), sales and dealers commissions (R$ 35 million), postage and collection fees (R$ 17 million).

Marketing expenses were in line with the previous quarter and 31.9% above 2Q03 figures. An increased competitive environment, mostly in connection with wireless services, led us to launch more aggressive sales campaigns for Mother's Day and Valentine's Day. It should also be pointed out that we are seeking to strengthen our position in the long-distance market, through specific promotions for national and international calls, as well to consolidate our position in the broadband market through our ADSL service, Velox.

Provisions for doubtful accounts - PDA: declined by 25.4% (R$ 46 million) from 1Q04 levels, representing 2.5% of the quarter consolidated gross revenues (1Q04 - 3.5%; 2Q03 - 3.3%). Factors behind this improvement include the recovery of revenues, in particular in the corporate, business and wholesale (telecom service providers) segments, and the successful negotiation with public sector customers, which resulted in collection of overdue bills.

At Oi, PDA levels for the quarter represented 2.0% of gross revenues (1Q04 - 3.7%), while at TMAR, PDA was equal to 2.5% of gross revenues (1Q04 - 3.4%).

Other operating expenses (revenues): increased by R$ 41 million over the previous quarter. This increase is chiefly attributable to higher provisions for contingencies (R$ 79 million), mainly civil claims (R$ 56 million), as a result of unfavorable court decisions and agreements we reached recently, as well as a higher volume of labor claims filed by outsourced employees dismissed after the large plant expansion in 2001 (R$ 11 million). This line also includes other operating revenues (R$ 26 million), substantially due to the reversal of taxes payable and fines on overdue bills.

3.3 EBITDA

Consolidated EBITDA amounted to R$ 1,545 million, with a 40.7% margin (1Q04 - 45.6%), due to the increased costs and expenses in the quarter, as described above.

Chart 7 - Consolidated EBITDA (R$ million) and Margin

• TMAR's consolidated EBITDA was R$ 1,491 million (-8.3% and +4.7% over 1Q04 and 2Q03, respectively). EBITDA margin for the period stood at 39.9%, against 44.4% in 1Q04. Such decline reflects the increase in costs during the quarter, in particular handsets and additional provisions for contingencies.

• Oi's EBITDA was R$ 18 million, with a 3.3% margin (1Q04 - R$42 million and 9.7% margin). This decline was basically due to the increase in costs and expenses arising from the strong growth in handset sales and higher mobile interconnection costs derived from long-distance calls using our code, originated outside Region I (where the PSTN licence is held by Oi).

• Contax's EBITDA for the quarter amounted to R$ 16 million, with a 10.0% margin (1Q04 - 13.6%).

3.4 Financial Results

Net financial expenses amounted to R$458 million in 2Q04, up R$47 million from 1Q04, as a result of net monetary and exchange variations, reflecting the depreciation of the real in the quarter, as well as higher taxes and contribution on financial revenues.

Table 4	2Q03	1Q04	2Q04	1H03	1H04
Financial Revenues (R$Mn)	153	146	161	291	308
Interest on financial investments	60	104	105	129	209
Interest on overdue accounts and other assets	93	42	56	162	98

Financial Expenses (R$Mn)	(680)	(557)	(619)	(1,280)	(1,176)
Interest on loans and debentures	(232)	(192)	(200)	(499)	(392)
Exchange results on loans and financing	(220)	(161)	(190)	(345)	(351)
Monetary and Exchange Variations	1,239	(111)	(509)	1,693	(620)
Currency Swap Results	(1,459)	(50)	319	(2,037)	269
Other Financial Expenses	(228)	(204)	(229)	(436)	(433)
Banking Fees (including CPMF)	(65)	(49)	(53)	(119)	(101)
Interest on other liabilities	(19)	(25)	(11)	(21)	(36)
Monetary Restatement of Provisions for Contigencies	(90)	(55)	(47)	(135)	(102)
PIS and Cofins on financial revenues	(29)	(46)	(71)	(60)	(117)
Other	(24)	(29)	(47)	(101)	(77)
Net Financial Result	(527)	(411)	(458)	(989)	(868)

Financial revenues totaled R$ 161 million, a R$15 million increase (10.3%) over the previous quarter, chiefly due to exchange variations on accounts receivable (R$ 9 million), mainly related to roaming and international long-distance calls.

Financial expenses amounted to R$ 619 million, increasing by R$ 62 million on the previous quarter. The main items were:

i) interest on loans and financing, up R$ 8 million in the quarter, due to a slight increase in total debt during the period, partly offset by a reduction of the average interest (SELIC) rate in the quarter, from 16.5% p.a. in 1Q04 to 16% p.a..

(ii) exchange results on loans and financing, with a R$ 29 million increase in the quarter arising from:

(a) exchange variation expenses (R$ 490 million), brought about by the 6.8% devaluation of the real in the quarter, and monetary variations (R$ 19 million);

(b) exchange rate hedge results (R$ 319 million), arising from revenues of R$ 598 million from exchange variations (1Q04 - R$ 235 million), as a result of the devaluation mentioned above, and interest expenses - CDI-based, amounting to R$ 279 million (1Q04 - R$ 285 million).

(iii) Other financial expenses, with a R$25 million increase compared to 1Q04, mainly due to higher provisions for PIS/COFINS taxes on financial income, and the increase in the COFINS tax from 3% to 7.6%.

3.5 Net Income

Consolidated net income for the quarter amounted to R$ 78 million (1Q04 - R$ 220 million; 2Q03 - loss of R$ 165 million), equivalent to earnings of R$ 0.203 per thousand shares (1Q04 - R$ 0.57), or US$ 0.067 per ADR in the quarter. In the first half of 2004, net income totaled R$ 299 million, compared to a loss of R$ 278 million in the first half of 2003.

4. Debt

Consolidated gross debt totaled R$ 12,200 million at the end of 2Q04, while the consolidated position of cash and equivalents reached R$ 4,845 million. At the end of the quarter, cash and equivalents exceeded short-term debt by 75.4%.

Table 5
R$ Million	Jun/03	Sep/03	Dec/03	mar/04	jun/04
Short Term	2,264	2,606	2,662	2,82	2,762
Long Term	9,13	8,547	9,498	9,185	9,438
Total Debt	11,394	11,153	12,16	12,005	12,2
Local Currency	3,088	3,086	3,111	3,162	3,193
Foreign Currency	8,306	8,067	9,049	8,843	9,007
(-) Cash	-1,875	-2,498	-4,326	-3,617	-4,845
(=) Net Debt	9,519	8,655	7,834	8,388	7,355
Indicators:
Net Debt/Net Revenue*	0.7x	0.6x	0.6x	0.6x	0.5x
Net Debt/EBITDA*	1.7x	1.5x	1.3x	1.3x	1.1x
Net Debt/EV	43.7%	36.5%	31.8%	36.3%	32.6%
Net Debt/Equity	107.7%	98.0%	91.7%	96.8%	84.3%
Amortization/EBITDA	50.2%	54.2%	44.1%	63.8%	44.3%

* Latest 12 months

At the end of the quarter, the consolidated net debt totaled R$ 7,355 million, declining by R$ 1,033 million (12.3%) compared to the end of Mar/04 and by R$ 2,164 million (22.7%) compared to Jun/03.

At the end of 2Q04, loans in local currency amounted to R$ 3,193 million, mainly comprised of R$1,796 due to BNDES, at the average cost of TJLP + 4.4% p.a., and R$ 1,221 million relating to non-convertible local debentures bearing interest at CDI+ 0.7% p.a., maturing in 2006.

Foreign currency loans, in the amount of R$ 9,007 million - including swap results of R$ 465 million bear interest at contractual average rates of 5.8% p.a. for transactions in U.S. dollar, 1.5% p.a. fixed for transactions in Japanese yen, and 10.5% p.a. fixed for a basket of currencies (BNDES). Approximately 74.9% of the foreign currency loans were subject to floating interest rates.

Of the total foreign currency debt, approximately 96% had some kind of hedge, with 81% in foreign exchange swap transactions (88% of which contracted through final maturity of the related debts), and 15% in financial investments linked to the exchange variations.

Under the exchange swap transactions, exposure to foreign currency fluctuations is transferred to local interest rates (CDI). The average cost of swap transactions at the end of the quarter was equal to 100.9% of the CDI rate.

During 2Q04, TMAR obtained funds amounting to R$ 377 million, broken down as follows: R$ 272 million for the wireline capex program (R$ 120 million from BNDES, R$ 88 million from ABN Amro Bank and R$ 64 million from BNB - Banco do Nordeste do Brasil) and R$ 105 million from a syndicate of banks and suppliers to finance Oi's investment program and working capital requirements.

Amortization in the quarter totaled R$ 684 million (1Q04 - R$ 1,072 million), of which R$377 million relate to principal repayments (1Q04 - R$ 736 million) and R$ 307 million relate to cash interest expenses.

At the end of the quarter, the amount of intercompany loans was R$ 1,642 million, in which R$ 1,502 million owed by TMAR to TNL (down 42,8% from the end of Mar/04). The balance was owed by other subsidiaries of TNL.

5. Capital Expenditures

During the quarter, Capex totaled R$ 337 million, of which R$ 236 million was allocated to the wireline business and R$ 95 million to the wireless business. Year to date, capex amounts to R$ 534 million, representing 7.1% of consolidated net revenues (1H03 - 7.3%), and 16.6% of EBITDA.

Table 7
Capex - R$ Mn	2Q03	1Q04	2Q04	1H03	1H04
Wireline	186	136	236	272	372
Quality	62	52	109	97	162
Data / Communic. Systems	91	73	112	136	185
Other	34	11	15	39	26
Wireless	101	56	95	198	151
Contact Center	8	5	7	10	12
TOTAL	295	197	337	480	534

% Net Revenue	8.8	5.4	8.9	7.3	7.1
% EBITDA	19.8	11.8	21.8	16.1	16.6

6. Cash Flow

The consolidated cash flow from operations reached R$ 1,876 for the quarter (1Q04 - R$ 912 million). The consolidated free cash flow, after investing activities, amounted to R$ 1,538 million (compared to R$ 709 million in 1Q04 and R$ 942 million in 2Q03).

Worth mentioning is the positive change in working capital during the quarter, while in 1Q04 the change was negative due to a reduction in the supplier account (-R$ 742 million).

During the first six months of the year, the consolidated cash flow after investing activities amounted to R$ 2,247 million, compared to R$ 1,064 million in the first half of 2003.

Table 8
R$ Mn	2Q03	1Q04	2Q04	1H03	1H04
(i) Cash Flow from operating activities	1,093.5	911.6	1,875.5	1,454.9	2,787.1
Net income (Loss) for the year	(165.5)	220.4	78.3	(277.7)	298.7
Minority interest in results of operations	(7.5)	44.3	27.3	40.9	71.6
Adjustments to reconcile net income to net cash:	1,568.5	1,389.1	1515.9	3,207.3	2,905.0
Interest and monetary variation on loans and financings	414.7	366.5	467.4	913.8	833.9
Depreciation/Amortization	944.9	900.4	887.3	1,930.1	1,787.7
Contingency Provisions	128.4	106.0	155.3	284.3	261.3
Other	80.5	16.2	5.9	79.1	22.1
Change in Working Capital	(302.1)	(742.1)	253.9	(1,515.6)	(488.2)
(ii) Cash flow from investing activities	(151.8)	(202.9)	(337.3)	(390.7)	(540.2)
Cash Flow after investing activities	941.7	708.7	1,538.2	1,064.2	2,246.9
(iii) Cash flow from financing activities	(629.0)	(530.5)	(307.0)	(233.4)	(837.5)
Cash Flow after financing activities	312.6	178.2	1,231.2	830.8	1,409.4
Payment of Dividends and Interest on Capital	(2.0)	(886.3)	(3.3)	(554.0)	(889.5)
Increase (decrease) in cash and banks	310.6	(708.1)	1,227.9	276.8	519.9
Cash and banks at the beginning of the period	1,478.9	4,325.5	3,617.4	1,512.7	4,325.5
Cash and banks at the end of the period	1,789.5	3,617.4	4,845.3	1,789.5	4,845.3

7. Main Events of the Quarter

TNL and TMAR: Treasury stock cancelled

General Shareholder Meetings held by Telemar Norte Leste -TMAR (5/13/04) and Tele Norte Leste - TNL (5/24/04) approved the cancellation of treasury stock without share capital reduction.

Treasury stock cancelled:

a)      TNL: 2,312,168,000 common and 4,624,337,000 preferred shares;

b)     TMAR: 4,211,695,000 preferred class "A" shares;

Following the cancellation, the companies' stock capital is comprised as follows :

	TNL	TMAR
Capital (R$)	4,812,021,018.99	7,120,864,712.98

Number of Shares
Common	129,306,291,613	107,186,966,151
Preferred	258,612,581,399	-
Preferred "A"	-	133,047,902,213
Preferred "B"	-	1,433,365,001
Total Shares	387,918,873,012	241,668,233,365

For more details, please access:

http://www.telemar.com.br/docs/TNE_minutes_cancel_240504.pdf

TNL and TMAR: Reverse Stock Split

General Shareholders Meeting held by Telemar Norte Leste -TMAR (5/13/04) and Tele Norte Leste - TNL (5/24/04) approved the reverse stock split.

In order to reduce administrative costs and lend more transparency to share trading on the Bovespa, the Boards of Directors of TNL and TMAR approved a grouping of shares at the ratio of 1,000/1, that is, each lot of existing shares will be converted into one share. Accordingly, effective 8/30/04 only grouped shares will be traded, with a single valuation, and each ADR will represent one preferred share, instead of 1,000 shares.

For more details, please access:

http://www.telemar.com.br/docs/TNE_minutes_cancel_240504.pdf

Sale of shareholding in iG

In May 2004 the Company sold 100% of the 6,791,217 shares indirectly held in the capital of Internet Group Limited "iG"(Cayman) for the equivalent to US$ 17,487,383.78. The transaction is subject to the completion of a due diligence and negotiation of the final terms of the documents.

Payment of Dividends and Interest on Capital (IOC) for 2004

The total amount authorized by the Board of Directors of TMAR to be distributed as IOC of up to R$ 750 million for the year of 2004 was increased by R$199.9 million on 06/28/04, in addition to the amount of R$ 200 million previouslly declared on 1/28/04.

For TNL, the authorized amount for IOC in 2004 was R$ 300 million, of which R$ 100 million was declared on 1/28/04, as disclosed in our press release for 1Q04.

For more details, please access:

http://www.telemar.com.br/docs/TNE_IOC_280104.pdf

http://www.telemar.com.br/docs/JCP_TMAR_280104.pdf

http://www.telemar.com.br/docs/tmar_jcp_280604.pdf

TNL and TMAR Share Buyback Program

On 6/2/04, the Boards of Directors of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. approved the Share Buyback Program, for subsequent cancellation or to be held in treasury, during 365 days, for both companies. The Buyback Program program was implemented on 06/08/04. The maximum amounts by type and class of shares approved by the Boards, as well as the amounts purchased during the period are shown below.

Shares	Maximum Approved Volume ('000 shares)	Volume up to 06/30/04 ('000 shares)
TNL
TNL4P	25,568,000	284,500
TNLP3	4,059,000	144,600
TMAR
TMAR5	3,946,300	132,200
TMAR3	295,900	-
TMAR6	143,300	100

For more information on the repurchase program, please access:

http://www.telemar.com.br/docs/TNE_buyback_020604.pdf

Telemar reduced by 30% the price of fixed-to-mobile calls to Oi in Minas Gerais

On 6/30/04, TMAR and Oi signed the first freely negotiated mobile interconnection tariff agreement in Brazil. The agreement was valid for Minas Gerais for a 30-day term subject to an extension. Oi reduced VU-M (interconnection tariff) from R$ 0.37 to R$ 0.23, depending on the reduction by the same amount for TMAR customers who call Oi phones. Accordingly, the fixed-to-mobile tariff, net of taxes, would decrease from R$0.46 to R$0.32 during business hours.

For more details, please access:

http://www.telemar.com.br/docs/VUM_TMAR-Oi_300604_eng.pdf

Tariff Adjustment

2004

On 6/30/04, pursuant to the Concession Agreement and as ratified by Anatel, Telemar disclosed the new adjustments for local and long-distance service tariffs based on the IGP-DI for the 12 month-period ended in May/04 (7.97%), as shown in the table below.

Services*	2003* % Reajuste	Tariffs 2004
		%	R$
Subscription	17.24	7.43	23.89**
Pulses	17.24	7.43	0.09
Installation	-16.67	-19.00	19.95
Public Telephone Credits	17.24	7.43	0.07
Long Distance Basket	12.55	3.20	0.39***
Network usage
TU-RIU	3.07	3.20	0.09
TU-RL	12.55	-10.47	0.05

(*) Tariffs, based on Rio de Janeiro (net of taxes)
(**) Residential subscription fee.
(***) Tariffs for calls with more than 300 km.

For more details, please access: http://www.telemar.com.br/docs/TNE_tariffs2004.pdf

2003

The Higher Justice Court decided on 7/1/04 to reinstate the application of the IGP-DI to adjust tariffs in 2003, as provided for in the concession agreements. The adjustment difference relating to 2003 should be applied to the adjusted tariffs (in 06/30/2004) in two installments, the first one in Sep/04 and the second in Nov/04.

For more details, please access:

http://www.telemar.com.br/docs/stj_igpdi_010704_eng.pdf

Renegotiation of Oi's debt

In June 2004, Telemar asked the lenders of a syndicated loan originally structured by ABN-AMRO in 2001, in the total amount of up to US$ 1.4 billion (Note Purchase Facility Agreement) to increase or maintain their respective interests in the original credit lines and take part in a new tranche, the purpose of which will be financing a portion of the original line balance still to be drawn. The total operation will amount to approximately US$ 716 million.

The structure would be the same both for the new and the old transactions, and contractual provisions will be maintained (guarantees, collateral and covenants). Interest rates on disbursed portions will be revised downwards, leading to annual savings of approximately 250 bps.

The maturity of the debt to those lenders who choose not to take part in the transaction will be accelerated and such lenders will be replaced by new ones on August 16, 2004. Suppliers and Export Credit Agencies, who also took part in the original transactions, were also invited to maintain their respective positions.

The restructuring transaction reflects the improved credit profile of the company, bringing the transactions costs to more adequate levels. Although the transaction is yet to be completed, the level of agreement seen points to a successful outcome.

Bundled Services

Telemar, a company acting in different telecommunication service segments, is taking advantage of new opportunities brought about by synergies between the wireline and wireline businesses to provide its customers with an increasing range of customized services and products. Following is a list of integrated products launched by TMAR/Oi:

Integrated Services	Description
Virtual PBX	Enables customers to use fixed and mobile lines as if they were company internal extensions, through "Voice Net" and "Oi Empresas +" plans.
Oi Família	Four plans are offered: "Oi Família 200 (1dependent), 400 (2 dep.), 600 (3dep.) e 1000 (4 dep.)" that indicate the amount of minutes allowed by each plan.
Customers can also choose a fixed line to make free calls to. Plans range from R$ 97.90 to R$ 329.90.
Velox+Oi (ADSL)	Residential customers who subscribe to Velox (256Kbps) or Velox 512Kbps receive a Nokia 2100 or a Motorola C333 handset, respectively. Non-residential customers subscribing to Velox (256 Kbps or 512 Kbps) receive a Motorola C333 handset.
Oi prepaid recharge included in the fixed-line bill	Recharges for R$ 10, R$ 15, R$ 20 and R$ 25 through 8/31/04 entitle the customer to a bonus in the same amount for each recharge, in addition to 50 additional pulses for the fixed-line phone for recharges in excess of R$ 25.
Oi + Public Telephone	When buying Oi recharge cards, customers receive as a bonus 10 public phone credits+C3; when buying public telephone cards, customers get a R$ 2 bonus for Oi prepaid lines.
Oi promotions (1Q04 and Mothers' Day)	Customers purchasing one of Oi Conta plans until 5/20 were entitled to select a fixed-line number or an Oi number, or other mobile number, irrespective of the operator involved, to make free local calls up to 100 minutes a month, during one year.

8. Outlook - Updated

We present below our current targets for operating and financial results for 2004, which were revised in response to the results for the first half of 2004.

Estimates for 2004
	Previous	Current
Subscribers
Wireline - Mn LIS	15.1	15.2
Velox - '000 customers	450	450
Oi - Mn customers	6.0	6.5

Net Debt - R$ bn	6.7	6.3

CAPEX - R$ bn	2.0/2.3	2.0
TMAR	55%	55%
Oi	40%	40%
Contax	5%	5%

Bad Debt (Consolidated)	3%	3%

EBITDA Margin (Consolidated)	~43%	~43%

9. CONSOLIDATED INCOME STATEMENT (TNL)

R$ million	2Q03	1Q04	2Q04	1H03	1H04
Wireline Services Revenues	4,256.1	4,741.7	4,753.3	8,470.3	9,495.1
Revenue from Local Services	2,617.4	2,768.4	2,780.5	5,209.0	5,549.0
Subscription Charges	1,223.7	1,415.4	1,417.3	2,456.8	2,832.7
Pulses	595.6	634.8	627.5	1,188.1	1,262.3
Installation	21.3	15.7	17.5	46.0	33.3
Collect Calls	29.9	26.5	25.9	59.2	52.5
Other Local Revenues	1.4	1.0	0.2	3.0	1.2
Fixed-to-Mobile (VC1)	745.5	675.0	692.0	1,456.0	1,367.0
Long Distance Revenues	680.9	884.5	889.7	1,346.9	1,774.2
Intra-State	309.1	405.9	393.2	618.7	799.1
Inter-State	124.1	149.4	145.2	251.5	294.7
Inter-Regional	69.3	121.0	156.8	121.8	277.8
International	16.6	27.6	26.1	40.7	53.7
Fixed-to-Mobile (VC2 and VC3)	161.8	180.6	168.4	314.2	349.0
Advanced Voice Revenue	55.5	58.5	54.8	116.4	113.3
Public Telephone Revenue	194.5	239.3	234.7	390.2	474.1
Additional Services Revenue	96.7	117.0	120.6	190.8	237.7
Network Usage Remuneration	316.8	296.5	282.5	646.7	579.0
Data Transmission Services Revenue	288.8	364.2	373.2	559.8	737.4
Leased Lines (EILD)	74.4	91.3	68.9	160.3	160.2
Leased Lines (SLDD/SLDA)	78.7	79.4	87.1	165.0	166.5
IP Services	62.2	55.1	53.9	102.0	109.0
Packet switch and frame relay	31.9	40.5	52.1	59.8	92.6
ADSL (Velox)	23.7	69.1	85.7	40.2	154.9
Other Data Services	17.8	28.8	25.4	32.5	54.2
Other Wireline Services	5.6	13.2	17.3	10.5	30.4
Wireless Services Revenues	292.1	372.1	493.3	510.9	865.5
Subscription Charges	42.7	73.1	81.4	74.8	154.4
Outgoing Calls	58.4	112.9	129.0	110.0	241.9
Domestic/Internacional Roaming	12.7	28.1	22.7	24.9	50.8
Handsets Revenue	118.4	95.3	177.6	200.0	272.8
Network Usage Remuneration	52.1	45.6	55.6	87.5	101.2
Other SMP Services	7.9	17.2	27.1	13.7	44.3
Contact Center	21.5	30.8	68.9	41.7	99.7
Gross Operating Revenue	4,569.7	5,144.7	5,315.6	9,022.8	10,460.2
Taxes and Deductions	1,226.7	1,455.8	1,517.2	2,461.5	2,973.0
Net Operating Revenue	3,343.0	3,688.9	3,798.3	6,561.3	7,487.2
Operating Expenses	1,854.3	2,008.6	2,253.8	3,587.0	4,262.3
Cost of Services	495.8	600.9	675.1	1,029.3	1,276.0
Cost of Goods Sold	151.3	120.3	222.3	238.3	342.6
Interconnection Costs	621.3	597.7	623.3	1,274.9	1,221.0
Selling Expenses	442.5	468.6	460.0	755.5	928.5
General and Administrative Expenses	159.0	172.2	183.2	339.1	355.4
Other Op. Expenses (Rev), net	(15.5)	48.8	90.1	(50.1)	138.9
EBITDA	1,488.7	1,680.3	1,544.5	2,974.3	3,224.8
Margin %	44.5%	45.6%	40.7%	45.3%	43.1%
Equity Accounting	5.5	(1.6)	(6.6)	(39.4)	(8.2)
Depreciation and Amortization	944.9	900.4	887.3	1,930.1	1,787.8
EBIT	538.3	781.5	663.8	1,083.7	1,445.3
Financial Expenses	680.0	557.3	618.8	1,279.6	1,176.1
Financial Revenues	153.2	146.4	161.2	290.8	307.6
Non Operating Expenses (Rev)	75.9	(8.6)	10.1	98.4	1.4
Income Before Tax and Social Contribution	(64.4)	379.2	196.2	(3.6)	575.4
Income Tax and Social Contribution	66.9	66.8	39.2	180.4	106.0
Employee Profit Sharing	41.7	47.7	51.3	52.9	99.0
Minority Interest	(7.5)	44.3	27.3	40.9	71.6
Net Income	(165.5)	220.4	78.3	(277.7)	298.7
Margin %	-5.0%	6.0%	2.1%	-4.2%	4.0%

Outstanding Shares (excluding Treasury)	381,777	386,075	385,646	381,777	385,646
Income (Loss) per thousand shares (R$)	(0.433)	0.571	0.203	(0.728)	0.775
Income (Loss) per ADR (US$)	(0.145)	0.197	0.067	(0.225)	0.261

CONSOLIDATED INCOME STATEMENT (TMAR)*

R$ million	2Q03	1Q04	2Q04	1H03	1H04
Wireline Services Revenues	4,253.8	4,742.4	4,754.7	8,461.2	9,497.0
Revenue from Local Services	2,617.4	2,768.4	2,780.5	5,209.0	5,549.0
Subscription Charges	1,223.7	1,415.4	1,417.3	2,456.8	2,832.7
Pulses	595.6	634.8	627.5	1,188.1	1,262.3
Installation	21.3	15.7	17.5	46.0	33.3
Collect Calls	29.9	26.5	25.9	59.2	52.5
Other Local Revenues	1.4	1.0	0.2	3.0	1.2
Fixed-to-Mobile (VC1)	745.5	675.0	692.0	1,456.0	1,367.0
Long Distance Revenues	675.5	884.5	889.7	1,317.4	1,774.2
Intra-State	309.1	405.9	393.2	618.7	799.1
Inter-State	124.1	149.4	145.2	251.5	294.7
Inter-Regional	69.3	121.0	156.8	121.8	277.8
International	11.2	27.6	26.1	11.2	53.7
Fixed-to-Mobile (VC2 and VC3)	161.8	180.6	168.4	314.3	349.0
Advanced Voice revenue	53.6	58.9	55.8	114.1	114.6
Public Telephone Revenue	194.5	239.3	234.7	390.2	474.1
Additional Services Revenue	96.7	117.0	120.6	190.8	237.7
Network Usage Remuneration	317.4	296.5	282.5	653.8	579.0
Data Transmission Services Revenue	295.2	364.5	373.5	582.4	738.0
Other	3.4	13.2	17.3	3.4	30.4
Wireless Services Revenues	201.9	372.1	493.3	201.9	865.5
Subscription	29.7	73.1	81.4	29.7	154.4
Outgoing Calls	39.9	112.9	129.0	39.9	241.9
Domestic/Internacional Roaming	8.0	28.1	22.7	8.0	50.8
Handsets Sales	84.5	95.3	177.6	84.5	272.8
Network Usage Remuneration	34.8	45.6	55.6	34.8	101.2
Additional Services	5.0	17.2	27.1	5.0	44.3
Gross Operating Revenue	4,455.7	5,114.5	5,248.0	8,663.0	10,362.5
Taxes and Deductions	1,203.4	1,452.7	1,510.3	2,369.6	2,963.0
Net Operating Revenue	3,252.3	3,661.8	3,737.7	6,293.4	7,399.4
Operating Expenses	1,827.8	2,035.3	2,246.3	3,407.8	4,281.6
Cost of Services Provided	348.8	502.1	541.0	804.8	1,043.2
Cost of Goods Sold	109.8	120.3	222.3	109.8	342.6
Interconnection Costs	630.5	597.7	623.3	1,315.0	1,221.0
Selling Expenses	583.5	617.1	603.8	860.5	1,220.9
General and Administrative Expenses	136.0	165.6	176.5	294.8	342.1
Other Op. Expenses (Rev), net	19.2	32.4	79.5	22.9	111.8
EBITDA	1,424.4	1,626.5	1,491.4	2,885.7	3,117.9
Margin %	43.8%	44.4%	39.9%	45.9%	42.1%
Equity Accounting	(0.5)	-	-	2.3	-
Depreciation	867.3	861.2	847.0	1,709.2	1,708.3
EBIT	557.6	765.2	644.3	1,174.1	1,409.6
Financial Expenses	577.1	476.5	488.2	867.0	964.8
Financial Revenues	82.6	61.5	74.9	157.7	136.4
Non Operating Expenses (Rev)	(6.6)	2.4	16.9	(11.5)	19.3
Income Before Tax and Social Contribution	69.7	347.8	214.1	476.3	561.9
Income Tax and Social Contribution	70.0	69.8	24.8	214.4	94.6
Employee Profit Sharing	38.8	45.6	45.6	48.6	91.1
Net Income	(39.0)	232.4	143.7	213.3	376.2
Margin %	-1.2%	6.3%	3.8%	3.4%	5.1%

Outstanding Shares	241,867	241,490	241,312	241,867	241,312
Income/Loss per thousand Shares (R$)	(0.161)	0.962	0.596	0.882	1.559

* Includes the efects of Pegasus's acquisition (Dec/02), Oi (Apr/03) and Aix (Dec/03)

INCOME STATEMENT TNL-PCS (Oi)

R$ MM	2Q03	1Q04	2Q04	1H03	1H04
Wireless Services Revenues	366.3	497.6	629.9	650.1	1,127.5
Subscription	42.7	73.1	81.4	74.8	154.4
Outgoing Calls	58.4	112.9	129.0	110.0	241.9
Domestic/Internacional Roaming	12.7	28.1	22.7	25.0	50.8
Handsets Sales	118.4	95.2	177.6	199.9	272.7
Network Usage Remuneration	122.4	161.9	178.9	220.1	340.9
Additional Services	7.9	17.2	27.1	13.8	44.3
Other SMP Services	3.8	9.3	13.2	6.6	22.5
LD/Advanced Voice Service Revenues	24.5	66.5	69.1	54.1	135.6
Advanced Voice Service Revenue	4.1	-	-	9.6	-
Gross Operating Revenue	390.8	564.1	699.0	704.3	1,263.1
Taxes and Deductions	68.2	127.2	153.5	137.3	280.7
Net Operating Revenue	322.7	436.9	545.5	566.9	982.4
Operating Expenses	303.3	394.5	527.5	538.4	922.0
Cost of Services Provided	74.2	92.1	106.3	151.7	198.4
Cost of Goods Sold	151.3	120.3	222.3	238.3	342.6
Interconnection Costs	44.2	67.4	83.4	82.3	150.8
Selling Expenses	88.3	117.4	122.6	159.0	240.0
General and Administrative Expenses	26.0	30.3	31.1	46.3	61.4
Other Op. Expenses (Rev), net	(80.7)	(33.0)	(38.2)	(139.3)	(71.3)
EBITDA	19.4	42.4	18.0	28.6	60.4
Margin %	6.0%	9.7%	3.3%	5.0%	6.2%
Depreciation and Amortization	91.2	103.0	107.9	176.6	210.9
EBIT	(71.9)	(60.6)	(89.9)	(148.0)	(150.5)
Financial Expenses	279.6	41.4	35.4	556.4	76.8
Financial Revenues	1.0	13.4	29.9	1.9	43.3
Non Operating Expenses	-	(0.1)	(0.0)	0.0	(0.2)
Income Before Tax and Social Contribution	(350.5)	(88.5)	(95.4)	(702.6)	(183.9)
Income Tax and Social Contribution	-	-	-	-	-
Employee Profit Sharing	(2.1)	7.3	7.4	(0.7)	14.7
Net Income	(348.4)	(95.8)	(102.8)	(701.9)	(198.6)
Margin %	-108.0%	-21.9%	-18.8%	-123.8%	-20.2%

10. CONSOLIDATED BALANCE SHEET (TNL)

R$ million	06/30/2003	03/31/2004	06/30/2004
			-
TOTAL ASSETS	26,437	27,854	28,365
	-		-
Current	6,810	9,015	10,042
Cash and ST Investments	1,789	3,617	4,845
Accounts Receivable	3,328	3,589	3,585
Recoverable Taxes	1,228	919	833
Inventories	123	207	184
Other Current Assets	342	682	595

Long Term	2,171	2,574	2,565
Recoverable and Deferred Taxes	1,284	1,628	1,583
Other	887	946	982

Permanent
Investments	17,456	16,265	15,758
Property Plant and Equipment	369	341	321
Deferred Assets	16,513	15,383	14,914
	574	541	524

	06/30/2003	31/3/2004	06/30/2004
TOTAL LIABILITIES	26,437	27,854	28,365

Current	4,452	5,722	6,044
Suppliers	1,094	1,427	1,527
Loans and Financing	2,264	2,820	2,762
Payroll and Related Accruals	196	263	279
Payable Taxes	463	737	979
Dividends Payable	149	299	335
Other Accounts Payable	286	175	162

Long Term	11,050	11,400	11,549
Loans and Financing	9,130	9,185	9,438
Payable and Deferred Taxes	754	903	862
Contingency Provisions	1,131	1,265	1,203
Other Accounts Payable	35	47	46

Unrealized Earnings	-	57	54

Minority Interest	2,093	2,010	1,990
Shareholders' Equity	8,842	8,665	8,728

CONSOLIDATED BALANCE SHEET (TMAR)*

R$ million	06/30/ 2003	03/31/ 2004	06/30/ 2004		06/30/ 2003	03/31/ 2004	06/30/ 2004
TOTAL ASSETS	24,435	24,290	23,802	TOTAL LIABILITIES	24,435	24,290	23,802
Current	4,947	5,607	5,700	Current	4,856	4,539	5,033
Cash and ST Investments	354	505	747	Suppliers	1,154	1,389	1,494
Accounts Receivable	3,369	3,565	3,547	Loans and Financing	2,735	1,777	1,767
Recoverable and Deferred Taxes	803	674	638	Payroll and Related Accruals	162	210	211
Inventories	123	207	184	Payable Taxes	432	690	902
Other Current Assets	298	656	583	Dividends Payable	85	293	494
				Other Accounts Payable	288	178	165

Long Term	1,716	2,137	2,080	Long Term	8,673	9,157	8,239
Recoverable and Deferred Taxes	984	1,333	1,255	Loans and Financing	6,932	7,101	6,288
Other	732	804	825	Payable Taxes	634	753	712
				Contingency Provisions	1,077	1,261	1,199
Permanent	17,772	16,547	16,023	Other Accounts Payable	30	42	41
Investments	830	774	739
Property Plant and Equipment	16,375	15,237	14,764	Unrealized Earnings	-	57	54
Deferred	567	536	519
				Shareholders' Equity	10,905	10,538	10,476

* Includes the efects of Pegasus's acquisition (Dec/02), Oi (Apr/03) and Aix (Dec/03)

BALANCE SHEET TNL-PCS (Oi)

R$ million	06/30/ 2003	03/31/ 2004	06/30/ 2004		06/30/ 2003	03/31/ 2004	06/30/ 2004
TOTAL ASSETS	4,756	5,589	5,569	TOTAL LIABILITIES	4,756	5,589	5,569
Current	740	1,350	1,348	Current Liabilities	832	525	533
Cash and ST Investments	1	299	432	Suppliers	288	425	429
Accounts Receivable	415	424	408	Loans and Financing	422	10	5
Recoverable and Deferred Taxes	88	104	88	Payroll and Related Accruals	17	33	30
Inventories	83	176	158	Payable Taxes	49	49	62
Other Current Assets	153	346	242	Other Accounts Payable	56	7	8

Long Term	360	398	394	Long Term	2,700	410	484
				Loans and Financing	2,699	10	0
Recoverable and Deferred Taxes	203	395	390	Contingency Provisions	1	1	1
Other	157	3	4	Payable Taxes	-	1	1
				AFCI*	-	398	482
Permanent	3,656	3,841	3,828
Property Plant and Equipment	3,090	3,323	3,325
Deferred Assets	566	519	503	Shareholders' Equity	1,224	4,655	4,552
				*Advancement for Future Capital Increase

11. Main Loans

R$ '000 - 06/30/04
	Date	Currency	Costs	Maturity	Amortization	Outstanding Balance
Sindicated Loan*	Aug/01	US$	LIBOR+5.5%a.a.	Aug/09	Quarterly	2,322,588

BNDES	Dec/00	R$	TJLP +4.40% a.a.	Jan/08	Monthly	1,448,790
	Dec/03	R$	TJLP +4.50% a.a.	Jan/11	Monthly	347,292
	Dec/00	Currency Basket	Floating Interest Rate + 4.40%a.a.	Jan/08	Monthly	589,238
	Dec/03	Currency Basket	Floating Interest Rate + 4.50%a.a.	Jan/11	Monthly	89,694
					BNDES	2,475,014

JBIC	Aug/01	Yen	1,65%a.a.	Jan/10	Semi-annually	807,812
	Jan/03	Yen	Japonese LIBOR + 1.25%a.a.	Jan/11	Semi-annually	750,431
					JBIC	1,558,243

Debentures	Jul/01	R$	CDI+0.7%	Jun/06	"Bullet"	1,221,197

Senior Notes	Dec/03	US$	8 % a.a.	Aug/13	"Bullet"	935,091

KFW	Fev/03	US$	LIBOR+0.75%a.a	Aug/12	Semi-annually	196,190
	Jun/00	US$	8.75% to 11.87% a.a.	Oct/09	Semi-annually	323,228
	Jul/02	US$	LIBOR+0.8% to 4.5%a.a.	Jan/11	Semi-annually	245,732
					KFW	765,150

ABN AMRO	Dec/00	US$	LIBOR+5%a.a	Mai/06	Semi-annually	130,400
	Jan/04	US$	LIBOR+3% to 4.83%a.a.	Apr/09	Semi-annually	189,884
					ABN AMRO	320,284

Other						2,602,609
Total						12,200,176
* Leadership by ABN AMRO

12. Scheduled Events:

Conference Call

Date:
Friday, July 30, 2004

Time:
1:00 PM (Rio de Janeiro)

Access:
888-425-9978 (USA)
1-210-839-8553 (Other countries)

Passcode:
Telemar

Replay:
866-441-8817 (USA)
1-203-369-1060 (Other countries)

Apimec - Rio de Janeiro

Date:
Monday, August 9, 2004

Time:
5:00 PM (Rio de Janeiro)

Local:
JW Marriott Hotel
Atlântica Avenue, 2.600 - Copacabana

For additional information please access:

http://www.telemar.com.br/docs/apimec2004.pdf

A slide presentation will be available on our website one hour before the call, at the following link: http://www.telemar.com.br/docs/confcall2Q04.ppt

TNL - Investor Relations (IR Team) (invest@telemar.com.br) 55(21) 3131-1314/1313/1315/1316/1317	Global Consulting Group Kevin Kirkeby (kkirkeby@hfgcg.com) 1(646) 284-9416

Visit our website (www.telemar.com.br/ir)

Disclaimer

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results which may differ from the final audited ones.